UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 October 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N      E      W      S             R      E      L      E      A      S      E

24 October 2012

CRH plc

INTERIM MANAGEMENT STATEMENT
NOTIFICATION

As part of its ongoing investor relations activity CRH plc will issue an interim management statement at 7:00 a.m. GMT on Tuesday 13 November 2012.

CRH will host an analysts' conference call at 8:00 a.m. GMT on Tuesday 13 November 2012 to discuss the statement.

To register in advance for the conference call please log on to: https://www.yourconferencecentre.com/confcenter/PinCode/Pin_Code.aspx?100334&o=DJCbjYQqWeJyfj where you will be allocated a conference call number, participant user pin, conference pin and instructions on how to join the call.  Alternatively dial +353 1 436 4265 on the day and enter passcode 6724 190#.

A recording of this conference call will be available from 10:00 a.m. GMT on 13 November 2012 by dialing +353 1 4364267. The security code for the replay will be 6724 190#.

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CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 24 October 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director